At an Annual Meeting of Shareholders of the Fund held on July 20,2001, shareholders approved the following proposals:


     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Variable Insurance Funds, Inc. on behalf of:

                                                  For            Against
     Strong Mid Cap Growth Fund II           17,776,269.211   1,113,203.946
     Strong Multi Cap Value Fund II          1,698,723.340      96,213.037

                                               Abstain
     Strong Mid Cap Growth Fund II           1,398,445.783
     Strong Multi Cap Value Fund II            148,227.495